1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 15, 2005

For the month of November 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                No       X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 12/16/2005	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on November 17, 2005: To announce related materials on aquisition of the common shares of Samson Holding Ltd

99.2	Announcement on November 21, 2005: Board approved a resolution for employee stock option plan

99.3	Announcement on November 21, 2005: Resolutions approved by the 24th meeting, 9th term of Board of Directors

99.4	Announcement on November 24, 2005: To announce the personnel change of management

99.5	Announcement on November 28, 2005: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on December 1, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce the resolution of extraordinary general meeting

99.7	Announcement on December 6, 2005: XILINX AND UMC EXTEND LONG-TIMEMANUFACTURING RELATIONSHIP TO 65NM & BELOW

99.8	Announcement on December 7, 2005: November Revenue

99.9	Announcement on December 8, 2005: To announce related materials on acquisition of UMC Capital Corporation common shares

99.10	Announcement on December 14, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.11	Announcement on December 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on aquisition of the common shares of Samson Holding Ltd

1.	Name of the securities: Common shares of Samson Holding Ltd

2.	Trading date: 2005/11/17

3.	Trading volume, unit price, and total monetary amount of the transaction: Trading volume: 49,620,000 shares; Unit price: $2.7778 HKD total amount: $137,834,436 HKD, approximately $598,201,452 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: $49,620,000 shares;amount: $598,201,452 NTD; percentage of holdings: 1.80%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 16.56% ratio of shareholder’s equity: 20.00%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: short-term investment

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.2

Board approved a resolution for employee stock option plan

1. Date of the board of directors resolution: 2005/11/21

2. Issue period: The stock options will be granted within one year of the plan’s approval by regulatory authority. The options may be granted in whole or tranches. The actual issue date(s) will be decided by the chairman.

3. Conditions of eligibility for subscription rights:

All regular employees of the Company and its domestic and overseas affiliated companies are eligible for the stock option plan whereas the base date for eligibility will be determined by the chairman. In practice, eligible employees and the number of options granted to an employee will be determined by a number of factors, including seniority, job grade, job performance, contribution, special achievement and other conditions deemed relevant by the management. The grant of options to respective employees will be finalized following the approval of the chairman and consent of the board of directors. In case an optionee violates the employment agreement, work rules or other company rules, the Company may, depending on the severity of the violation, revoke, in whole or in part, the vested, unexercised options of said employee.

4. Number of total issued units of the employee stock option certificates: 350,000,000 units

5. Number of shares each unit represents: 1 share

6. Total number of new shares to be issued due to exercise of stock option or the number of shares for share buy-back as required by Article 28-2 of the Securities and Exchange Law: 350,000,000 shares

7. Criteria for setting the terms and conditions for exercising stock option (including exercise price, exercise period, class of shares with which to exercise stock option, handling process in case of inheritance/employee resignation, etc):

a. Exercise price: The exercise price for the shares is the market closing price of Company’s common shares on the day the options are issued (granted).

b.Vesting Schedule: The grant period for options is six (6) years, during which employees may not transfer their options except to heirs. Upon the expiration of the grant period, unexercised options are deemed forfeited by the employee and the optionee may no longer claim right to buy shares. Unless the options are otherwise revoked in part or in whole, employees may exercise their options by the following schedule starting two years after the grant of options:

(1) Employees may exercise up to 50% of their options two years after the grant, i.e. 50% options vest in two years after the grant.

(2) Employees may exercise up to 75% of their options three years after the grant, i.e. 75% options vest in three years after the grant.

(3) Employees may exercise up to 100% of their options four years after the grant, i.e. 100% options vest in four years after the grant.

8. Method for performance of contract: The Company will issue new share.

9. Adjustment of exercise price:

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After the issuance of the option, unless the company increases its capital by surplus and/or capital reserve, the exercise price shall not be adjusted. The exercise price shall be computed by the following formulas:

(Computation up to decimal two digits of New Taiwan dollars and the fraction is rounded off at 4 to become 5)

Adjusted subscription price = [( Exercise price before adjustment × shares issued) + (Amount paid for each share × number of new shares issued) ] ÷ (shares issued + number of new shares issued)

a. Shares issued refer to total number of common stocks issued, including the number of treasury shares which have not been cancelled or transferred, but excluding outstanding entitlement certificates issued in connection with the Plan or convertible bonds.

b. In the case of free distribution of shares, the amount paid for each share shall be zero.

c. If the exercise price after adjustment exceeds the exercise price before adjustment, no adjustment shall be made.

For the case of capital reduction, which is not due to written-off treasury shares, the exercise price would be adjusted by the following formulas and be announced by TSE or OTC on the capital reduction record date.

Adjusted subscription price = Exercise price before adjustment × (shares issued before capital reduction ÷ shares issued after capital reduction)

Adjusted subscription ratio = Exercise price before adjustment × subscription ratio before adjustment ÷ adjusted subscription price

10. Procedures for exercising option:

a. Except the pre-defined closed period or a period in which exercise of options is not permitted by relevant laws and regulations or otherwise stipulated under the Plan, the option holder may, in accordance with Article 6(b) of the Plan hereof, exercise the right to purchase share by submitting the written request (exercise form) to the company’s stock transfer agent, SinoPac Securities Co.’s department of securities affairs.

b. After the Request is accepted by the company’s stock transfer agent, SinoPac Co.’s department of securities affairs, the subscriber will be notified for payment at a designated bank. The exercise of option is irrevocable once the payment is made.

c. Unless otherwise stipulated in the Plan hereof, upon confirmation of payment the company’s stock transfer agent, SinoPac Securities Co.’s department of securities affairs shall register the number of shares exercised in the shareholders records and, within 5 business days, issue the entitlement certificates.

d. As of the date the entitlement certificates, the entitlement certificates are tradable upon the delivery.

e. The pre-defined closed period for exercise mentioned under Article 8(a) above shall refer to:

(1) 7 business days prior to the date of the Board meeting in preparation for the annual shareholder’s general meeting, including the day on which the board meeting is being held, till the stock dividend record date or dividend record date, whichever comes later. When there is no distribution of dividend for the year as resolved by the annual shareholder’s general meeting, the final day shall end on the date on which the shareholder’s annual general meeting was held.

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(2) From the Board meeting date which the merger record date is determined till the merger record date; or from the Board meeting date which stock split record date is determined till the stock split record date; or from the Board meeting date which dividend record date is determined till dividend record date.

11. Rights and obligations after exercising options: The holders of entitlement certificates of the company issued under the Plan shall have the same rights and obligations as holders of common shares of the Company.

12. The record date for share conversion, if conversion, exchange, or subscription rights are attached:

(1) 7 business days prior to the date of the Board meeting in preparation for the annual shareholder’s general meeting, including the day on which the board meeting is being held, (2)9/28 (3)12/28

13. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: The dilution is 1.77% to shareholders.

14. Other important stipulations:

a. The plan was resoluted by the Board Meeting and will be effective after Officials’ authorization.

b. For matters not specified herein, relevant laws and regulations of the Republic of China shall govern.

15. Any other matters that need to be specified: none

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Exhibit 99.3

Resolutions approved by the 24th meeting, 9th term of Board of Directors

1. Date of occurrence of the event: 2005/11/21

2. Cause of occurrence:

Our board of directors has approved a list of applicants for “UMC Conversion Sale Program”. The maximum amount of common shares to be sold is no more than 1% of the total outstanding common shares as of October 20th, 2005.

3. Countermeasures: none

4. Any other matters that need to be specified: none

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Exhibit 99.4

To announce the personnel change of management

1. Date of occurrence of the event: 2005/11/24

2. Cause of occurrence:

The business group president, Chris Chi, has resigned due to personal reasons. The effective date is November 24, 2005.

3. Countermeasures: none

4. Any other matters that need to be specified: none

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Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/12/16~2005/11/25

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 16; average unit price: $32,689,747 NTD; total transaction price: $523,035,944 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.6

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce the resolution of extraordinary general meeting

1. Date of occurrence of the event: 2005/12/02

2. Cause of occurrence:

The Company’s subsidary, Hsun Chieh Investment Co., held the extraordinary general meeting today. The extraordinary general meeting resoluted to decrease its paid-in capital of NTD 13,255,598 thousand for providing operating capital to its parent company. The shareholdings will be reduced proportionally. After the capital reduction, the paid-in capital is NTD 921,512 thousands, in form of 92,151 thousand shares.

3. Countermeasures: none

4. Any other matters that need to be specified: none

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Exhibit 99.7

XILINX AND UMC EXTEND LONG-TIMEMANUFACTURING RELATIONSHIP TO 65NM & BELOW

1.	Date of occurrence of the event: 2005/12/06

2.	Cause of occurrence:

SAN JOSE, Calif., December 5, 2005 and HSINCHU, Taiwan, December 6, 2005 – Xilinx, Inc. (NASDAQ: XLNX), the world’s leading supplier of programmable logic solutions, and UMC (NYSE:UMC, TSE:2303), a world leading semiconductor foundry, today announced the extension of their long-time strategic relationship to include technology development at 65nm and below. In preparation for manufacture of next-generation Xilinx FPGAs, joint research and development efforts have resulted in 65nm prototype wafers, including actual programmable logic circuitry, currently being produced at UMC’s 300mm facility in Tainan, Taiwan. In addition, the companies announced that they are in the early stages of process definition for future development of 45nm FPGAs.

For more than a decade, Xilinx has relied upon UMC as its primary manufacturer for high-volume production of its programmable chips, most recently at 90nm. UMC leads all foundries in total 90nm wafers shipped and Xilinx supplies more than 70 percent of the world’s 90nm FPGAs, based upon cumulative revenues. A total of four 90nm FPGA families and 28 devices are being manufactured by UMC, including VirtexTM-4, SpartanTM-3E, Spartan-3L and Spartan-3.

“Together, UMC and Xilinx have been pioneers across multiple process generations – and we look forward to extending that leadership to 65nm and beyond,” said Wim Roelandts, chairman, president and CEO of Xilinx. “By aggressively moving down the process technology curve with UMC, Xilinx continues to deliver the world’s lowest cost and highest performance FPGAs to customers. Since our introduction of the world’s first 90nm FPGA in 2003, we’ve had many technology and yield breakthroughs at UMCs Fab 12A. Early results at 65nm, which will initially be targeted for our high performance Virtex family, bode well for our continued success.”

“UMC and Xilinx have a long-standing relationship sharply focused on maximizing both companies’ competitiveness through technology leadership,” added Jackson Hu, CEO of UMC. “Our mutual success at 90nm is the latest chapter in a long history of cooperation. Due to our strategic relationships with technology leaders such as Xilinx, UMC currently leads the foundry industry in 90nm wafer shipments. We believe this is a solid indication of the production maturity and readiness of UMC’s 90nm process. At the same time, we are seeing good progress in our development of 65-nm and beyond technologies, with Xilinx playing a major role in our development efforts.”

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Early investment in 90nm technology development by both Xilinx and UMC led to delivery of the world’s first 90nm FPGA product line in 2003. Xilinx continues to be one of the highest volume purchasers of 300mm wafers globally. To remain at the leading edge and to meet growing customer demand for its popular FPGAs, the company remains committed to a multi-source manufacturing strategy.

3.	Countermeasures: none

4.	Any other matters that need to be specified: none

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Exhibit 99.8

United Microelectronics Corporation

December 7, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
November	Invoice amount	8,815,768	8,644,094	171,674	1.99%
2005	Invoice amount	79,804,638	110,629,685	- 30,825,047	-27.86%
November	Net sales	9,411,641	9,280,783	130,858	1.41%
2005	Net sales	81,757,012	108,428,066	- 26,671,054	-24.60%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,531,718
UMC’s subsidiaries	23,157	23,226	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	2,938,000	2,938,000	79,063,435
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(724,301)
Written-off Trading Contracts	35,413,823	0
Realized profit (loss)	(415,155)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	978,240
Net Profit from Market Value	2,764
Written-off Trading Contracts	719,645
Realized profit (loss)	39,928

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Exhibit 99.9

To announce related materials on acquisition of UMC Capital Corporation common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of UMC Capital Corporation

2.	Date of occurrence of the event: 2005/10/04~2005/12/08

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 19,000,000 shares; average unit price: $1 USD; total amount: $19,000,000 USD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): UMC Capital Corporation; investee company which UMC holds 100%

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: $9,000,000 USD on 2005/10/04 $10,000,000 USD on 2005/12/08

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 74,000,000 shares; amount: $2,2074,178,190 NTD; percentage of holdings: 100%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 16.62% ratio of shareholder’s equity: 20.07%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

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13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction? no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: no

18.	Any other matters that need to be specified: none

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Exhibit 99.10

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/07/14~2005/12/14

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,396,000 shares; average unit price: $324.99 NTD; total amount: $453,680,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $436,959,710 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 56,966,272 shares; amount: 648,149,708 NTD; percentage of holdings: 6.59%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 16.62% ratio of shareholder’s equity: 20.07%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.11

United Microelectronics Corporation

For the month of November, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of November, 2005.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of October 31, 2005	Number of shares held as of November 30, 2005	Changes
Vice President	Chung Lee	566,468	536,468	(30,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of September 30, 2004	Number of shares pledge as of October 31, 2005	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	November	2005
Semiconductor Manufacturing Equipment	2,802,187	14,974,653
Fixed assets	0	208,641

4)	The disposition of assets (NT$ Thousand)

Description of assets	November	2005
Semiconductor Manufacturing Equipment	7,354	110,492
Fixed assets	0	0